UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XPAC Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G9831X 106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9831X 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fourth Sail Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G9831X 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ariel Merenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G9831X 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fourth Sail Long Short LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G9831X 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fourth Sail Discovery LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1(a).	Name of Issuer:

XPAC Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

55 West 46th Street, 30th floor, New York, NY 10036

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Fourth Sail Capital LP (“Fourth Sail Capital”)

Ariel Merenstein (“Mr. Merenstein”)

Fourth Sail Long Short LLC (“Fourth Sail Long Short”)

Fourth Sail Discovery LLC (“Fourth Sail Discovery”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

Fourth Sail Capital LP

Cayman Corporate Centre

27 Hospital Road

George Town – Grand Cayman KY1-9008

Cayman Islands

Item 2(c).	Citizenship:

Fourth Sail Capital is a Cayman Islands limited partnership

Mr. Merenstein is a United States citizen

Fourth Sail Long Short and Fourth Sail Discovery are Delaware limited liability companies

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”)

Item 2(e).	CUSIP Number:

G9831X 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2023

FOURTH SAIL CAPITAL LP

By:	/s/ Thiago Doria
Name: Thiago Doria
Title: Authorized person

/s/ ARIEL MERENSTEIN
ARIEL MERENSTEIN

FOURTH SAIL LONG SHORT LLC

By:	Fourth Sail Capital LP, its General Partner

By:	/s/ Thiago Doria
Name: Thiago Doria
Title: Authorized Person

FOURTH SAIL DISCOVERY LLC

By:	Fourth Sail Capital LP, its General Partner

By:	/s/ Thiago Doria
Name: Thiago Doria
Title: Authorized Person

* /s/ Thiago Doria, as attorney-in-fact